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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     BINGHAM FINANCIAL SERVICES CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   090433 10 3
                      (CUSIP Number of Class of Securities)

                               JEFFREY P. JORISSEN
                     BINGHAM FINANCIAL SERVICES CORPORATION
                        31700 MIDDLEBELT ROAD, SUITE 125
                           FARMINGTON HILLS, MI 48334
                                 (248) 932-9656
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)


                                  JULY 29, 1998
             (Date of Event which Requires Filing of this Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of 6 Pages


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CUSIP No. 090433 10 3                   13D                    Page 2 of 6 Pages

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                                  SCHEDULE 13D
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CUSIP No. 090433 10 3
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1   NAME OF REPORTING PERSON                   MILTON M. SHIFFMAN
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*           PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 UNITED STATES
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  NUMBER OF     7   SOLE VOTING POWER            89,167(1)
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
                8   SHARED VOTING POWER          -0-
               -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER       89,167(1)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER     -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            89,167(1) (SEE ITEM 5)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.65%
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14   TYPE OF REPORTING PERSON*      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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(1) The Reporting Person's shares are subject to a Shareholders Agreement as detailed in the Schedule 13D filed with the Commission dated March 5, 1998 on behalf of the Group in which the Reporting Person is a member (the "Group 13D"). The Shareholders Agreement contains certain limited voting obligations and other rights as set forth in the Group 13D.


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CUSIP No. 090433 10 3                   13D                    Page 3 of 6 Pages

ITEM 1.    SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Bingham Financial Services Corporation, a Michigan corporation ("Bingham" or the "Company"). The Company's principal executive offices are located at 31700 Middlebelt Road, Suite 125, Farmington Hills, Michigan 48334.

ITEM 2.    IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Dr. Milton M. Shiffman (the "Reporting Person"). The Reporting Person's business address is 31700 Middlebelt Road, Suite 145, Farmington Hills, Michigan 48334. The Reporting Person is a Director of the Company and the Chairman of the Board of Sun Communities, Inc., a Maryland corporation, whose common stock is listed on the New York Stock Exchange. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person purchased 10,000 shares of Common Stock for $205,603 on July 21, 1998 and 5,000 shares of Common Stock for $101,553 on July 29, 1998. The funds used for the purchases reported herein were derived from the personal funds of the Reporting Person.

ITEM 4.    PURPOSE OF TRANSACTION.

July, 1998

         On July 21, 1998, the Reporting Person acquired 10,000 shares of Common Stock in the open market to be held as a personal investment. On July 29, 1998, the Reporting Person acquired 5,000 shares of Common Stock in the open market to be held as a personal investment.

         The Reporting Person is currently a member of the Company's Board of Directors. The Reporting Person may acquire additional shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. The Reporting Person does not have any present plans or proposals which would relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person was formerly the beneficial owner of greater than 5% of the shares of Common Stock as reflected in the Schedule 13D filed with the Commission on February 25, 1998. Subsequent issuances of Common Stock resulted in the Reporting Person's ownership in


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CUSIP No. 090433 10 3                   13D                    Page 4 of 6 Pages

the Company dropping below 5% as indicated in the Group 13D. Recent purchases by the Reporting Person in the open market have resulted in the Reporting Person's beneficial ownership of Common Stock to again exceed 5%. The Reporting Person is currently the beneficial owner of 89,167 shares of Common Stock, which represents approximately 5.65% of the outstanding shares of Common Stock according to information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. Specifically, the Reporting Person is the record owner of 87,500 shares of Common Stock, and, pursuant to Rule 13d-3, the beneficial owner of 1,667 shares of Common Stock by virtue of his currently exercisable option to acquire that number of shares of Common Stock.

                  The Reporting Person is also a member of a group under Section 13(d)(3) (the "Group"). Other members of the Group (with the Reporting Person, the "Group Members") maintain beneficial ownership of the Common Stock as follows:

                                                    Shares            %

           Gary A. Shiffman                         51,667          3.26%
           Jeffrey P. Jorissen                      14,833          0.93%
           Robert H. Orley                          49,167          3.10%
           Brian M. Hermelin                        31,667          2.00%
           Daniel E. Bober                          96,730          6.10%
           Creighton J. Weber                       96,730          6.10%
           Joseph Drolshagen                        25,695          1.62%
           James Bennett                            17,130          1.08%
           Patricia Jorgensen                        5,136          0.32%
           Deborah Jenkins                          13,689          0.86%
           Lynne Baszczuk                            1,708          0.11%
           James A. Simpson                         15,000          0.95%
           Katheryne L. Zelenock                     7,700          0.49%
           Jeffrey C. Urban                          2,500          0.16%

         (b) The Group Members are parties to the Shareholders Agreement which was filed as an exhibit to the Group 13D (the "Shareholders Agreement"). Subject to the Shareholders Agreement, the Reporting Person and all Group Members named in paragraph (a) maintain the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all of the shares of Common Stock he/she beneficially owns.

         (c) As set forth in Item 4, the Reporting Person acquired 10,000 shares of Common Stock at $20.50 per share for $205,603 on July 21, 1998 and acquired 5,000 shares of Common Stock at $20.25 per share for $101,533 on July 29, 1998.

         (d)      None.

         (e)      Not applicable.


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CUSIP No. 090433 10 3                   13D                    Page 5 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Group Members are subject to the Shareholders Agreement, filed as an exhibit to the Group 13D(2), which governs all of the shares of Common Stock actually owned by each of the Group Members as of March 5, 1998 and all of the shares of Common Stock individually acquired by any Group member thereafter(3), and which provides that the Group Members will (1) elect Daniel E. Bober, Creighton J. Weber and Arthur A. Weiss to the Board of Directors of the Company;
(2) appoint Daniel E. Bober to the Executive Committee of the Board; (3) agree not to sell, convey, hypothecate or otherwise transfer ownership of the shares of Company for a two year period and thereafter unless pursuant to an effective registration statement or in accordance with an exemption from state and federal securities laws; and (4) have tag-along rights which permit the Group Members not originally a part of a proposed purchase of the shares of one of the Group Members to require the proposed purchaser to purchase shares from the other Group Members upon the same terms as was proposed with the proposed transferor. In addition, the Shareholders Agreement provides certain of the Group Members (the "Bloomfield Group") with registration rights.

         The Bloomfield Group is also subject to a separate shareholders agreement (the "Bloomfield Agreement"), a copy of which was filed with a separate Schedule 13D dated March 5, 1998 (the "Bloomfield 13D") and is incorporated by reference hereto. The Reporting Person is not a member of the Bloomfield Group and is not subject to the Bloomfield Agreement. Otherwise, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any members of the Group and any person with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

         The Reporting Person holds:

         (a) a currently exercisable stock option to purchase 1,667 shares of Common Stock at $10.00 per share that expires on November 13, 2007.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

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(2) This Section 6 hereby incorporates by reference the Schedule 13D dated March
5, 1998 and the exhibits thereto, filed with the Commission on behalf of Jeffrey
P. Jorissen, Gary A. Shiffman, Milton M. Shiffman, Robert H. Orley, Brian M. Hermelin, Daniel E. Bober, Creighton J. Weber, Joseph Drolshagen, James Bennett, Patricia Jorgensen, Deborah Jenkins, Lynne Baszczuk, James A. Simpson, Katheryne
L. Zelenock and Jeffrey Urban.

(3) The Shareholders Agreement governs only those shares actually owned or subsequently acquired by a Group member in his or her individual capacity, and does not extend to Shares beneficially owned by such persons but actually held by other persons or entities. Accordingly, a total of 444,818 Shares of the Company's Shares are governed by the Shareholders Agreement as of July 29, 1998.


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CUSIP No. 090433 10 3                   13D                    Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 19, 1998

                                                        /s/ Milton M. Shiffman
                                                       -------------------------
                                                            Milton M. Shiffman